Exhibit 99.3

Consolidated Financial Statements

Year ended December 31, 2023 and 2022

Presented in United States dollars

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Orla Mining Ltd.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Orla Mining Ltd. [the “Company”] as of December 31, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for each of the two years in the period ended December 31, 2023, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and its consolidated financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”], the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2024 expressed an adverse opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: [1] relates to accounts or disclosures that are material to the financial statements and [2] involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Cerro Quema Project Cash Generating Unit Impairment (Cerro Quema CGU)

Description of the Matter

At December 31, 2023, the carrying value of Exploration and Evaluation Properties related to the Company’s Cerro Quema Project was $10 million, which is disclosed in Note 11 to the consolidated financial statements. This asset comprises substantially all of the carrying value of the Cerro Quema CGU. As further described in Note 27(f), the Company reviews and evaluates its exploration and evaluation properties for impairment when indicators and circumstances indicate that the related carrying amounts may not be recoverable at the CGU level. When the Company determines the existence of indicators of impairment, management performs an assessment to determine whether impairment has occurred. An impairment exists when the carrying value of a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal (FVLCD) and its value in use. During the year ended December 31, 2023, the Company determined that indicators of impairment suggested that the Cerro Quema CGU’s carrying amount exceeded its recoverable amount, and estimated its recoverable amount based on its FVLCD, which resulted in an impairment in exploration and evaluation properties of the Cerro Quema CGU of $72.4 million. Related disclosures are included in Note 11(a). This matter was identified as a critical audit matter due to the significant judgment applied by management in determining the recoverable amount, primarily resulting from evaluating the impacts of the local prohibition of exploration, extraction and exploitation of metal mining on estimating the future cash flows, and in selecting the key assumptions used in estimating the FVLCD of the properties based on recent transactions within the sector and neighboring areas and other market information. Changes in these assumptions could materially impact the recoverable amount of the CGU.

How We Addressed the Matter in Our Audit

Our procedures included, among others, obtaining an understanding of the Company’s impairment review process, inspecting documents relating to the prohibition of the exploration, extraction and exploitation of metal mining in Panama, inspecting the land titles and possession rights agreements and searching Panama’s National Registry of land titles to evaluate the legal ownership of the related properties that the Company holds the land title for. We involved our valuation specialists in evaluating the methods and assumptions used in the Company’s external valuator’s (valuator) valuation, which included evaluating the valuator’s findings and comparing the estimated fair value of the properties to recent comparable transactions in the area, and testing the completeness and accuracy of data used by the valuator. We also assessed the adequacy of the disclosures related to the impairment of the Cerro Quema CGU.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 19, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Orla Mining Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Orla Mining Ltd.’s internal control over the financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Orla Mining Ltd. (the Company) has not maintained effective internal controls over financial reporting, as of December 31, 2023 based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness at the Company’s Mexican operating subsidiary. Management’s review controls were not designed and operating effectively due to insufficient (i) documentation to evidence the performance of multiple key controls, (ii) operation of management review controls at a level of precision necessary to identify all potentially material errors, and (iii) verification of the completeness and accuracy of the data used in the performance of controls. The foregoing also impacted the information used in executing the Company’s corporate oversight controls causing certain of them to operate ineffectively. Management has also identified a separate material weakness in the information technology general controls (“ITGCs”) over an IT system that supports the Company’s financial reporting process. Certain ITGCs were not designed or operating effectively as at December 31, 2023, in the areas of user access and change management. This resulted in inadequate segregation of duties for the related IT application controls. The automated and manual business process controls that are dependent on the affected ITGCs have also been impacted by the foregoing.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for each of the two years in the period ended December 31, 2023, and the related notes, These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 19, 2024, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in under the heading Internal Control Over Financial Reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 19, 2024

ORLA MINING LTD.
Consolidated Balance Sheets

(thousands of United States dollars)

	December 31,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$96,632	$96,278
Trade and other receivables	379	365
Value added taxes recoverable (note 9)	15,571	8,659
Inventory (note 8)	29,451	22,446
Prepaid expenses	3,142	2,824
Restricted cash	—	2,290
	145,175	132,862
Restricted cash	1,011	1,142
Value added taxes recoverable (note 9)	826	5,229
Long term inventory (note 8)	5,627	4,096
Property, plant and equipment (note 10)	211,719	224,416
Exploration and evaluation properties (note 11)	170,000	242,743
Deferred tax assets	—	2,405
Other non-current assets	1,420	923
TOTAL ASSETS	$535,778	$613,816

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 12)	$20,656	$19,675
Current portion of long term debt (note 13)	—	45,000
Income taxes payable	8,002	33,102
	28,658	97,777
Lease obligations (note 14)	1,993	2,327
Long term debt (note 13)	88,350	100,795
Deferred revenue	8,176	7,500
Site closure provisions (note 15)	7,424	8,261
Other long term liabilities	443	172
Deferred tax liabilities	193	—
TOTAL LIABILITIES	135,237	216,832

SHAREHOLDERS’ EQUITY
Share capital (note 16)	474,361	445,316
Reserves	24,387	24,009
Accumulated other comprehensive loss	(439)	(1,583)
Accumulated deficit	(97,768)	(70,758)
TOTAL SHAREHOLDERS’ EQUITY	400,541	396,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$535,778	$613,816

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(thousands of United States dollars)

	Year ended December 31
	2023	2022

REVENUE (note 3)	$233,643	$193,230

COST OF SALES
Operating costs (note 4(a))	(57,672)	(45,597)
Depletion and depreciation	(28,649)	(14,953)
Royalties (note 4(b))	(5,795)	(4,819)
	(92,116)	(65,369)

EARNINGS FROM MINING OPERATIONS	141,527	127,861

GENERAL AND ADMINISTRATIVE EXPENSES (note 6)	(13,408)	(10,913)

EXPLORATION AND EVALUATION
Exploration and evaluation (note 5)	(34,616)	(18,939)
Loss on impairment and derecognition of exploration properties (note 11)	(72,743)	—
	(107,359)	(18,939)

OTHER
Interest income	5,387	2,167
Depreciation	(504)	(277)
Share based payments (note 18)	(3,221)	(2,447)
Interest and accretion expense (note 7)	(11,838)	(8,890)
Loss on extinguishment of Credit Facility (note 13(a))	(1,547)	(13,219)
Foreign exchange and other gains (losses)	(1,443)	3,055
	(13,166)	(19,611)

INCOME BEFORE TAXES	7,594	78,398
Income taxes (note 25)	(34,604)	(32,628)

INCOME (LOSS) FOR THE YEAR	$(27,010)	$45,770

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	1,144	(4,024)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(25,866)	$41,746

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 17)
Basic (millions)	311.5	272.2
Diluted (millions)	311.5	292.8

EARNINGS (LOSS) PER SHARE (note 17)
Basic	$(0.09)	$0.17
Diluted	$(0.09)	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(thousands of United States dollars)

	Year ended December 31
	2023	2022
OPERATING ACTIVITIES
Income (loss) for the year	$(27,010)	$45,770
Adjustments for:
Interest and accretion expense (note 7)	11,838	8,890
Income tax expense	34,604	32,628
Income taxes paid	(27,848)	(3,150)
Income tax instalments paid	(28,910)	—
Payment of cash settled RSUs and DSUs	(466)	(2,049)
Adjustments for items not affecting cash:
Depreciation and depletion	29,153	15,230
Share based payments (note 18)	3,221	2,447
Unrealized foreign exchange loss (gain)	(843)	(1,862)
Loss on impairment and derecognition of exploration properties (note 11)	72,743	—
Loss on extinguishment of Credit Facility	1,547	13,219
Other	866	(31)
Cash provided by operating activities before changes in non-cash working capital	68,895	111,092
Changes in non-cash working capital (note 20(b))	(3,599)	(15,781)
Cash provided by operating activities	65,296	95,311

INVESTING ACTIVITIES
Purchase of plant and equipment	(8,149)	(5,726)
Expenditures on mineral properties	(12,705)	(12,252)
Deposits and other payments on long term assets	(496)	(855)
Restricted cash and environmental bonding	2,422	3,176
Value added taxes received	—	18,527
Payment pursuant to the Layback Agreement (note 13(c))	(22,800)	(15,000)
Acquisition of Gold Standard, net of cash received	—	(1,226)
Cash used in investing activities	(41,728)	(13,356)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net (note 16(b))	18,434	(261)
Proceeds from exercise of stock options and warrants	7,760	20,024
Changes in Project Loan, Credit Facility, and Revolving Facility (note 20(c))	(36,559)	(15,752)
Interest paid	(11,797)	(8,816)
Lease payments	(969)	(574)
Cash used in financing activities	(23,131)	(5,379)

Effects of exchange rate changes on cash	(83)	(814)

Net increase in cash	354	75,762
Cash, beginning of year	96,278	20,516
CASH, END OF YEAR	$96,632	$96,278

Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(thousands of United States dollars)

	Common shares		Reserves
						Accumulated
	Number of		Share based			Other
	shares		payments	Warrants		Comprehensive	Accumulated
	(thousands)	Amount	reserve	reserve	Total	Income (loss)	deficit	Total
Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Shares issued pursuant to acquisition of Gold Standard	43,689	149,363	—	—	—	—	—	149,363
Share issuance costs	—	(261)	—	—	—	—	—	(261)
Replacement options issued	—	—	1,647	—	1,647	—	—	1,647
Warrants exercised (note 16)	10,697	21,334	—	(5,143)	(5,143)	—	—	16,191
Options exercised (note 18)	3,675	6,866	(3,033)	—	(3,033)	—	—	3,833
RSUs redeemed (note 18)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 18)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
RSUs reclassified to cash settled (note 18)	—	—	(310)	—	(310)	—	—	(310)
DSUs redeemed (note 18)	112	165	(165)	—	(165)	—	—	—
DSUs settled in cash (note 18)	—	(167)	(159)	—	(159)	—	—	(326)
Share based payments (note 18)	—	—	2,407	—	2,407	—	—	2,407
Income for the year	—	—	—	—	—	—	45,770	45,770
Other comprehensive loss	—	—	—	—	—	(4,024)	—	(4,024)
Balance at December 31, 2022	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984

Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued pursuant to top up right, net (note 16(b))	3,987	18,434	—	—	—	—	—	18,434
Shares issued for property payments	62	242	—	—	—	—	—	242
Warrants exercised (note 16)	1,292	3,215	—	(345)	(345)	—	—	2,870
Options exercised (note 18)	3,866	6,926	(2,036)	—	(2,036)	—	—	4,890
RSUs redeemed (note 18)	58	228	(228)	—	(228)	—	—	—
Share based payments (note 18)	—	—	2,987	—	2,987	—	—	2,987
Loss for the year	—	—	—	—	—	—	(27,010)	(27,010)
Other comprehensive income	—	—	—	—	—	1,144	—	1,144
Balance at December 31, 2023	315,074	$474,361	$10,620	$13,767	$24,387	$(439)	$(97,768)	$400,541

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Railroad and Lewis gold projects in Nevada, USA, and the Cerro Quema gold project in Panama.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

2.BASIS OF PREPARATION

(a)	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

We have prepared these consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the material accounting policies information below. The consolidated financial statements are presented in United States dollars.

Our material accounting policies information is provided in note 27. The significant accounting judgements we applied and the significant accounting estimates we used are outlined in note 28.

On March 19, 2024, the Board of Directors approved these consolidated financial statements for issuance.

(b)	BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. We have eliminated all material intercompany transactions, balances, revenues, and expenses upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2023 and 2022, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership at December 31
Name	Principal activity	2023	2022	Location
Minera Camino Rojo SA de CV	Production	100%	100%	Mexico
Minera Cerro Quema SA	Exploration	100%	100%	Panama
Gold Standard Ventures (US) Inc.	Exploration	100%	100%	USA
Madison Enterprises Inc.	Exploration	100%	100%	USA

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	REVENUE

	Year ended
	December 31
	2023	2022
Gold	$230,955	$192,394
Silver	2,688	836
Revenue	$233,643	$193,230

Customer A	$54,707	$129,866
Customer B	70,072	47,937
Customer C	97,334	—
Others	11,530	15,427
Revenue	$233,643	$193,230

4.COST OF SALES

(a)OPERATING COSTS

	Year ended
	December 31
	2023	2022
Mining and processing costs	$56,889	$44,538
Refining and transportation costs	783	1,059
	$57,672	$45,597

(b)ROYALTIES

	Year ended
	December 31
	2023	2022
Camino Rojo Oxide 2% NSR royalty	$4,628	$3,818
Mexican 0.5% Extraordinary Mining Duty	1,167	1,001
	$5,795	$4,819

5.EXPLORATION AND EVALUATION EXPENSES

	Year ended
	December 31
	2023	2022
Camino Rojo	$8,740	$3,765
Nevada (South Railroad, Lewis and Monitor Gold)	19,377	7,616
Cerro Quema	6,001	7,176
Other	498	382
	$34,616	$18,939

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended
	December 31
	2023	2022
Office and administrative	$3,552	$2,921
Professional fees	2,718	2,237
Regulatory and transfer agent	451	301
Salaries and benefits	6,687	5,454
	$13,408	$10,913

7.INTEREST AND ACCRETION EXPENSE

	Year ended
	December 31
	2023	2022
Interest expense (note 7(a))	$10,254	$7,368
Accretion expense (note 7(b))	1,584	1,522
Interest and accretion expense	$11,838	$8,890

(a)INTEREST EXPENSE

	Year ended
	December 31
	2023	2022
Credit Facility (note 13(a))	$6,030	$4,903
Revolving Facility (note 13(b))	2,736	—
Fresnillo obligation (note 13(c))	1,064	1,383
Project loan	—	869
Interest expense on lease liabilities (note 14)	156	87
Other	268	126
	$10,254	$7,368

(b)ACCRETION EXPENSE

	Year ended
	December 31
	2023	2022
Credit Facility (note 13(a))	$369	$387
Accretion of site closure provisions (note 15)	539	508
Deferred revenue	676	—
Newmont loan	—	366
Project loan	—	261
	$1,584	$1,522

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.INVENTORY

	December 31,	December 31,
	2023	2022
Current
Stockpiled ore	$913	$1,869
In-process inventory	20,509	15,961
Finished goods inventory	4,041	1,406
Materials and supplies	3,988	3,210
Inventory – current	$29,451	$22,446

Long term
Stockpiled low grade ore	$5,627	$4,096

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at December 31, 2023 is $9.2 million of depreciation and depletion (December 31, 2022 — $6.3 million).

9.VALUE ADDED TAXES RECOVERABLE

	December 31,	December 31,
	2023	2022
Current portion	$15,571	$8,659
Long term portion	826	5,229
	$16,397	$13,888

Value added taxes (“VAT”) paid in Mexico are fully recoverable. However, VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexico’s regulations.

At December 31, 2023, approximately 13.9 million Mexican pesos ($0.8 million) (December 31, 2022 — $4.4 million) were under dispute with the taxation authorities. This amount is included within long term value added taxes recoverable.

During the fourth quarter of 2023, we reclassified 71.6 million Mexican pesos (US$4.2 million) of VAT from long term to current following the favorable resolution, after the quarter end, of an outstanding dispute with the Mexican tax authorities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.PROPERTY, PLANT AND EQUIPMENT

Our operating property is the Camino Rojo Oxide Gold Mine in Mexico and constitute substantially all our buildings, and machinery and equipment.

	Producing		Machinery		Other right
	mineral		and	Other	of use	Construction
	property	Buildings	equipment	assets	assets	in progress	Total
Cost
At January 1, 2022	$—	$66	$5,238	$1,261	$2,119	$—	$8,684
Additions	6,616	1,788	3,272	666	2,300	—	14,642
Transfer from construction	127,002	58,869	36,684	608	—	—	223,163
Reclassification of capitalized interest	(19,020)	11,585	7,341	94	—	—	—
Change in site closure provision (note 15)	1,155	(300)	(190)	—	—	—	665
Derecognition of leased assets	—	—	—	—	(215)	—	(215)
Due to changes in exchange rates	—	—	—	(9)	(44)	—	(53)
At December 31, 2022	115,753	72,008	52,345	2,620	4,160	—	246,886
Additions	12,705	141	2,305	823	484	4,881	21,339
Change in site closure provision (note 15)	(559)	(927)	(593)	—	—	—	(2,079)
Disposals	—	—	(5)	—	—	—	(5)
Derecognition of leased assets	—	—	—	—	(117)	—	(117)
Due to changes in exchange rates	—	—	—	7	22	—	29
At December 31, 2023	$127,899	$71,222	$54,052	$3,450	$4,549	$4,881	$266,053

Accumulated depreciation
At January 1, 2022	—	6	350	288	405	—	1,049
Depletion and depreciation	9,641	6,280	4,541	421	764	—	21,647
Derecognition of leased assets	—	—	—	—	(215)	—	(215)
Due to changes in exchange rates	—	—	—	(4)	(7)	—	(11)
At December 31, 2022	$9,641	$6,286	$4,891	$705	$947	$—	$22,470
Disposals	—	—	(5)	—	—	—	(5)
Depletion and depreciation	13,844	9,610	6,789	563	1,115	—	31,921
Derecognition of leased assets	—	—	—	—	(52)	—	(52)
At December 31, 2023	$23,485	$15,896	$11,675	$1,268	$2,010	$—	$54,334

Net book value
At December 31, 2022	$106,112	$65,722	$47,454	$1,915	$3,213	$—	$224,416
At December 31, 2023	$104,414	$55,326	$42,377	$2,182	$2,539	$4,881	$211,719

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the Cerro Quema Project in Panama and the Nevada projects (South Railroad, Lewis and Monitor Gold projects in Nevada, United States).

		South Railroad
	Cerro Quema	and Lewis	Monitor Gold	Total
At January 1, 2022	$82,429	$—	$314	$82,743
Acquired during 2022	—	160,000	—	160,000
At January 1, 2023	$82,429	$160,000	$314	$242,743
Impairments	(72,429)	—	—	(72,429)
Derecognition	—	—	(314)	(314)
At December 31, 2023	$10,000	$160,000	$—	$170,000

(a)CERRO QUEMA PROJECT

On November 3, 2023, the National Assembly of Panama passed Law 407 that included a moratorium on the granting, renewal, or extension of concessions for the exploration, extraction, or exploitation of metal mining in Panama.

On November 27, 2023, by Resolution 95, 96, and 97, the Panamanian Ministry of Commerce and Industry (“MICI”) formally rejected the Company’s requests for extension for the three mining concessions for the extraction of metallic minerals Class IV (gold and silver) comprising the Cerro Quema Project, declared the concessions cancelled and declared the area comprising the concessions to be a reserve area.  On December 15, 2023, MICI notified the Company of the November 27, 2023, resolutions by means of an edict no. 021-2023 (notificación por edicto for its Spanish acronym).  Accordingly, we determined that this was an impairment indicator for the Cerro Quema Project.  We then assessed, for accounting purposes, the recoverable amount of the project based on its fair value less costs to dispose (“FVLCD”).  As a result of this impairment assessment, we recognized an accounting impairment of $72.4 million at Cerro Quema during the quarter ended December 31, 2023 (2022 – nil).

Our estimate of FVLCD is classified as Level 3 in the fair value hierarchy as the inputs used are not based on observable market data.

(i)Key assumptions

In evaluating the facts, circumstances, and the significant uncertainties associated with mining in Panama, we did not include any estimated future cash flows from activities involving the exploration, extraction, or exploitation of metal mining, since these activities were legally prohibited as at December 31, 2023 and at the date of these financial statements. The recoverable amount of the Cerro Quema cash-generating unit of $10.0 million was determined based on an estimated FVLCD. This estimate was determined by an independent valuator. The valuation considered current commercial demand in the real estate market, recent transactions within the sector and neighboring areas, and the property’s physical attributes, including its location, condition, topography, and accessibility.

(ii)Sensitivities

Changes in market conditions could affect the commercial demand in the real estate market that could result in a materially different FVLCD.

In the event that there is a change in the facts and circumstances surrounding the moratorium on concessions and the status of Cerro Quema’s mineral concessions, an assessment will be performed to determine whether there are any indications that the accounting impairment may no longer exist or may have changed. If any such indication exists, we will estimate the recoverable amount of the Cerro Quema asset at that time, which may lead to either a further impairment or a reversal of part or all of the impairment loss that had been recognized to that point.

The accounting impairment has been recorded without attributing any specific value to any legal remedies that may be obtained through any arbitration proceedings or otherwise. There can be no assurance that any such legal remedies will be successful.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)MONITOR GOLD PROJECT

In December 2023, the Company elected to discontinue its earn-in agreements at the Monitor Gold Project. Accordingly, we derecognized $0.3 million which had been capitalized in previous years in respect of this project.

12.TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2023	2022
Trade payables	$5,739	$6,707
Royalties payable (note 4(b))	2,466	2,119
Goods or services received awaiting vendor invoices	4,054	3,139
Payroll related	6,532	3,380
Current portion of lease obligations (note 14)	915	846
Accrued interest payable (notes 13(a) and 13(b))	59	1,660
RSUs expected to be cash settled (note 18(b))	—	352
Other	891	1,472
	$20,656	$19,675

13.DEBT

	Credit Facility	Revolving Facility	Fresnillo obligation	Total
	note 13(a)	note 13(b)	note 13(c)
At December 31, 2023
Current	$—	$—	$—	$—
Non-current	—	88,350	—	88,350
Total	$—	$88,350	$—	$88,350

At December 31, 2022
Current	$22,200	$—	$22,800	$45,000
Non-current	100,795	—	—	100,795
Total	$122,995	$—	$22,800	$145,795

(a)	CREDIT FACILITY

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. The Credit Facility consisted of two parts, namely (1) a $100 million term facility with a five-year term, repayable in 18 equal quarterly instalments, and (2) a $50 million revolving facility. The revolving portion of the Credit Facility had a three-year term. The Company used a portion of the proceeds of the Credit Facility to repay the Camino Rojo project loan in full. The remaining Camino Rojo project loan unamortized transaction costs of $10.7 million and the early repayment premium of $2.5 million were expensed.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In August 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”) (note 13(b)). As a result of this change in the Company’s debt, we wrote off $1.1 million of unamortized transaction costs of the Credit Facility and expensed $0.5 million in additional costs and fees.

	Year ended December 31
	2023	2022
At January 1	$122,995	$—
Advances received during the year	—	130,000
Transaction costs paid, accreted over the life	—	(1,866)
Interest expensed during the year (note 7(a))	6,030	4,903
Accretion during the year (note 7(b))	369	387
Interest paid during the year	(6,030)	(4,879)
Principal repayments during the year	(11,100)	(5,550)
Converted from Credit Facility to Revolving Facility (note (b))	(113,350)	—
Unamortized transaction costs expensed upon conversion to Revolving Facility	1,086	—
At December 31	$—	$122,995

Current	$—	$22,200
Non-current	—	100,795
At December 31	$—	$122,995

(b)	REVOLVING FACILITY

	Year ended December 31
	2023	2022
At January 1	$—	$—
Converted from Credit Facility to Revolving Facility (note (a))	113,350	—
Interest expensed during the year (note 7(a))	2,736	—
Interest paid during the year	(2,736)	—
Principal repayments during the year	(25,000)	—
At December 31	$88,350	$—

Current	$—	$—
Non-current	88,350	—
At December 31	$88,350	$—

The Revolving Facility has a four-year term maturing on August 28, 2027, with an option to increase this facility to $200 million, subject to certain conditions.

The applicable interest rate for the Revolving Facility is based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The average interest rate paid on the Revolving Facility during 2023 was 7.9% per annum (2022 – not applicable).

A standby fee is payable on the undrawn portion of the Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio. At December 31, 2023, the undrawn amount was $61.7 million.

We may prepay all or any portion of the amounts owed under the Revolving Facility without penalty.

The Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which is excluded from the collateral. The Company is prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Revolving Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

●	maintaining a leverage ratio at less than or equal to 3.50,
●	an interest service coverage ratio at greater than or equal to 4,
●	a tangible net worth greater than or equal to $278.6 million, and
●	minimum liquidity in an amount greater than or equal to $15 million.

As at December 31, 2023, the Company was in compliance with all covenants.

(c)	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement, we agreed to pay Fresnillo total cash consideration of $62.8 million in three payments as follows: (i) $25.0 million upon closing of the transaction; (ii) $15.0 million on December 1, 2022; and (iii) $22.8 million on December 1, 2023. Each of these payments was made, and at December 31, 2023 no amounts were outstanding under this obligation (December 31, 2022 – $22.8 million).

The amounts payable bore interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

	Year ended December 31
	2023	2022
At January 1	$22,800	$37,800
Interest capitalized during the year	—	473
Interest expensed during the year (note 7(a))	1,064	1,383
Interest paid during the year	(1,064)	(1,856)
Principal repayments during the year	(22,800)	(15,000)
At December 31	$—	$22,800

Current	$—	$22,800
Non-current	—	—
At December 31	$—	$22,800

14.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	LEASE OBLIGATIONS

	Year ended December 31
	2023	2022
Beginning of year	$3,173	$1,401
Additions	484	2,300
Interest expense (note 7(a))	156	87
Lease payments	(1,125)	(661)
Due to changes in exchange rates	220	46
End of year	$2,908	$3,173

Current (note 12)	$915	$846
Non-current	1,993	2,327
	$2,908	$3,173

(b)	LEASE EXPENSES RECOGNIZED

	Year ended December 31
	2023	2022
Interest on lease liabilities	$156	$87
Variable lease payments not included in the measurement of lease liabilities	12,905	15,586
Expenses relating to short-term leases	241	168
Expenses relating to leases of low-value assets, excluding short-term leases	79	108
	$13,381	$15,949

15.	SITE CLOSURE PROVISIONS

		Nevada	Cerro Quema
	Camino Rojo	projects	Project	Total
At December 31, 2021	$5,117	$—	$343	$5,460
Acquisition of Gold Standard	—	1,603	—	1,603
Changes in cost estimates	351	—	—	351
Change in estimated cash flows resulting from current activities	427	—	—	427
Remediation activities conducted during the year	(88)	—	—	(88)
Accretion during the year (note 7(b))	494	14	—	508
At December 31, 2022	6,301	1,617	343	8,261
Changes in cost estimates	(1,996)	463	157	(1,376)
Accretion during the year (note 7(b))	521	18	—	539
At December 31, 2023	$4,826	$2,098	$500	$7,424

	December 31, 2023			December 31, 2022
			Cerro			Cerro
		Nevada	Quema		Nevada	Quema
	Camino Rojo	projects	Project	Camino Rojo	projects	Project
Estimated settlement dates	2033 to 2047	2034		2033 to 2047	2034
Undiscounted risk-adjusted cash flows	$9,765	$2,336	$500	$8,644	$1,724	$343
Inflation rate	3.7%	2.6%	—	7.0%	2.7%	—
Discount rate	9.8%	3.6%	—	9.6%	3.2%	—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.SHARE CAPITAL

(a)	AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	ISSUED SHARE CAPITAL

On May 11, 2023, pursuant to the Investor Rights Agreement between Agnico Eagle Mines Limited (“Agnico Eagle”) and the Company, Agnico Eagle partially exercised its top-up right and subscribed for 3,987,241 common shares of the Company at a price of C$6.27 per common share, for proceeds of C$25,000,000 ($18,551,000). The Company incurred transaction costs of C$156,000 ($117,000).

(c)	WARRANTS

The following summarizes information about the warrants outstanding during the year.

	Exercise		December 31,						December 31,
Expiry date	price		2022		Exercised		Expired		2023
December 18, 2026	C$	3.00		29,545,000		(1,291,800)		—		28,253,200

Weighted average exercise price			C$	3.00	C$	3.00	C$	—	C$	3.00

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the years ended December 31, 2023 and 2022 as follows:

(a)BASIC

	Year ended December 31
	2023	2022
Income (loss) for the year	$(27,010)	$45,770
Weighted average number of common shares (thousands)	311,482	272,202
Basic earnings (loss) per share	$(0.09)	$0.17

(b)DILUTED

	Year ended December 31
	2023	2022
Income (loss) for the year	$(27,010)	$45,770

Weighted average number of common shares (thousands)	311,482	272,202
Dilutive potential ordinary shares
Warrants	—	14,526
Options	—	4,544
RSUs	—	392
DSUs	—	652
Bonus shares	—	500
Weighted average number of ordinary shares	311,482	292,816

Diluted earnings (loss) per share	$(0.09)	$0.16

Potential ordinary shares arising from warrants (13,026,000), stock options (2,383,000), RSUs (375,000), DSUs (648,000) and 500,000 bonus shares are not included in the calculation of diluted loss per share for the year ended December 31, 2023 because their effect would be anti-dilutive.

18.SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units ("PSUs"), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Year ended December 31
Share-based payments expense	2023	2022
Stock options (note 18(a))	$1,342	$1,396
Restricted share units (note 18(b))	1,135	743
Deferred share units (note 18(c))	623	308
Performance share units (note 18(d))	121	—
Share based payments expense	$3,221	$2,447

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	STOCK OPTIONS

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. Commencing in 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Stock options of Gold Standard Ventures Inc. (“Gold Standard”) that were outstanding at the acquisition date of August 12, 2022 were exchanged for options to acquire common shares of Orla (“Replacement Options”), resulting in the issuance of 1,758,334 Replacement Options, which are exercisable until their original expiry dates. For those individuals who did not continue on with Orla, the expiry date is capped at August 12, 2024.

	Year ended December 31
	2023			2022
		Weighted			Weighted
		average			average
Stock options outstanding	Number	exercise price		Number	exercise price
Outstanding, January 1	9,178,889	C$	3.71	9,900,874	C$	1.86
Replacement options	—		—	1,758,334		8.43
Granted	457,260		6.57	1,278,264		5.56
Exercised	(3,866,208)		1.71	(3,674,769)		1.34
Expired, forfeited or cancelled	(246,644)		13.14	(83,814)		16.81
Outstanding, December 31	5,523,297	C$	4.93	9,178,889	C$	3.71

Vested, December 31	4,308,120	C$	4.64	7,701,986	C$	3.38

The stock options granted during the year ended December 31, 2023 had a grant date fair value of C$1.4 million ($1.0 million) using the Black Scholes option pricing model with the following weighted average assumptions:

●	Share prices at grant dates - C$6.58 and C$6.07, expected volatility 50%, expected life – 5 years, risk free interest rate 3.0% and expected dividends – nil.

The stock options granted during the year ended December 31, 2022 had a grant date fair value of C$4.1 million ($3.1 million) using the Black Scholes option pricing model with the following weighted average assumptions:

●	Share price at grant date ranging from C$3.71 to C$5.98, expected volatility 46%, expected life – 3 years, risk free interest rate 2.9% and expected dividends – nil.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2023, were as follows:

	Weighted
	average remaining	Range of exercise			Number
Weighted average remaining contractual life	life (years)	prices (C$)			outstanding
Less than 3 months	0.2			$1.06	476,168
	0.1			$14.59	112,611
4 to 12 months	0.6			$1.65	20,000
	0.6			$4.78	311,331
	0.6	$6.12	–	$7.78	705,210
	0.6			$8.81	140,114
13 to 24 months	1.3	$2.21	–	$3.82	1,118,792
	1.7			$5.80	50,000
	1.7	$6.03	–	$7.63	205,964
	1.2	$8.55	–	$8.81	22,086
25 to 36 months	2.3	$4.04	–	$4.80	637,674
	2.1	$7.05	–	$7.43	50,388
More than 3 years	3.5	$3.71	–	$3.88	76,580
	3.4	$5.06	–	$5.98	1,139,119
	4.2	$6.07	–	$6.58	457,260
	1.9	$1.06	–	$14.59	5,523,297

(b)	RESTRICTED SHARE UNITS

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

	Year ended December 31
Number of RSUs outstanding:	2023	2022
Outstanding, January 1	443,267	707,840
Awarded	295,429	172,301
Vested and settled	(152,203)	(402,430)
Forfeitures during the year	(6,274)	(34,444)
Outstanding, December 31	580,219	443,267

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025	2026
Outstanding, December 31, 2022	443,267	—	262,738	126,812	53,717	—
Outstanding, December 31, 2023	580,219	N/A	—	333,720	150,102	96,397

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

During the year ended December 31, 2023, the Company elected to settle 94,063 RSUs in cash for $0.5 million (2022 — 365,935 RSUs cash-settled for $1.7 million).

As at December 31, 2023, all RSU’s outstanding were accounted for as equity-settled (December 31, 2022 – 349,204 were accounted for as equity-settled and 94,063 were accounted for as cash settled).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	DEFERRED SHARE UNITS

Deferred Share Units (“DSUs”) are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company's common shares immediately prior to award.

	Year ended December 31
Number of DSUs outstanding:	2023	2022
Outstanding, January 1	559,725	707,028
Awarded and vested immediately	142,202	69,290
Settled during the year	—	(216,593)
Outstanding, December 31	701,927	559,725

Vested, December 31	701,927	559,725

During the year ended December 31, 2023, there were no settlements of DSUs (2022 - the Company elected to settle 104,759 DSUs in cash for $330,000). No further cash settlements are expected.

(d)PERFORMANCE SHARE UNITS

In March 2023, the Board of Directors approved a performance share unit (“PSUs”) plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We adjust the amount recognized at each reporting period to reflect changes in quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

On March 27, 2023, the Company issued a total of 198,737 PSUs with an estimated aggregate grant date fair value of $1.3 million.

Number of PSUs outstanding:	Year ended December 31
	2023	2022
Outstanding, January 1	—	—
Granted during the year	198,737	—
Outstanding, December 31	198,737	—

Vested, December 31	—	—

(e)BONUS SHARES

During 2017, the Board of Directors awarded 500,000 common shares to the non‐executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). Although the bonus shares have vested, they will become issuable (1) when the non‐executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel

Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	KEY MANAGEMENT PERSONNEL

Compensation to key management personnel was as follows:

	Year ended December 31
	2023	2022
Salaries and short term incentives	$3,439	$3,871
Directors’ fees	366	291
Share based payments	1,895	1,987
	$5,700	$6,149

(b)	TRANSACTIONS

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2023, and 2022.

(c)	OUTSTANDING BALANCES AT THE REPORTING DATE

At December 31, 2023, estimated accrued short term incentive compensation totaled $1.4 million and is included in accrued liabilities (December 31, 2022 – $1.1 million).

20.SUPPLEMENTAL CASH FLOW INFORMATION

(a)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	CHANGES IN NON-CASH WORKING CAPITAL

	Year ended December 31
	2023	2022
Accounts receivable and prepaid expenses	(294)	(47)
Inventory	(5,635)	(9,177)
Valued added taxes recoverable	(574)	(8,044)
Trade payables and accrued liabilities	2,904	1,487
Changes in non-cash working capital	(3,599)	(15,781)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)CHANGES IN PROJECT LOAN, CREDIT FACILITY, AND REVOLVING FACILITY

	Year ended December 31
	2023	2022
Repayment of the Newmont loan	—	(10,836)
Repayment of the Camino Rojo project loan	—	(127,500)
Proceeds from Credit Facility, net of transaction costs (note 13(a))	—	128,134
Principal repayments of Credit Facility (note 13(a))	(11,100)	(5,550)
Extinguishment of the Credit Facility (note 13(a))	(113,350)	—
Proceeds from the Revolving Facility, net of transaction costs (note 13(b))	113,350	—
Principal repayments of the Revolving Facility (note 13(b))	(25,000)	—
Revolving facility cash transaction costs (note 13(a))	(459)	—
Cash flow effect of changes In Project Loan, Credit Facility, and Revolving Facility	(36,559)	(15,752)

(d)NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December 31
	2023	2022
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$2,036	$3,033
Warrants exercised, credited to share capital with an offset to reserves	345	5,143
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	228	541
Common shares issued on maturity of DSUs, credited to share capital with an offset to reserves	—	324

Investing activities
Common shares issued pursuant to the acquisition of Gold Standard, credited to share capital with an offset to the assets acquired and liabilities assumed	—	149,363
Replacement options issued pursuant to the acquisition of Gold Standard, credited to reserves with an offset to the assets acquired and liabilities assumed	—	1,647
Initial recognition of right of use assets, with an offset to lease obligation	484	2,300

21.SEGMENT INFORMATION

(a)	REPORTABLE SEGMENTS

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Camino Rojo Mine, (2) the Cerro Quema project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	GEOGRAPHIC SEGMENTS

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)Income (loss) for the year by segment

	Mexico	Panama	Nevada	Corporate	Total
Year ended December 31, 2023
Revenue (note 3)	$233,451	$—	$—	$192	$233,643
Cost of sales	(92,047)	—	—	(69)	(92,116)
Earnings from mining operations	141,404	—	—	123	141,527
Exploration and evaluation expenses (note 5)	(8,740)	(6,001)	(19,377)	(498)	(34,616)
General and administrative expenses (note 6)	—	—	—	(13,408)	(13,408)
Interest income	4,134	—	—	1,253	5,387
Depreciation	(66)	(40)	(138)	(260)	(504)
Share based payments (note 18)	(170)	(86)	(317)	(2,648)	(3,221)
Interest and accretion expense	(1,648)	—	(795)	(9,395)	(11,838)
Loss on extinguishment of Credit Facility	—	—	—	(1,547)	(1,547)
Foreign exchange and other gain (loss)	(704)	—	—	(739)	(1,443)
Impairment or derecognition of exploration properties	—	(72,429)	(314)	—	(72,743)
Income taxes	(33,002)	—	—	(1,602)	(34,604)
Income (loss) for the year	$101,208	$(78,556)	$(20,941)	$(28,721)	$(27,010)

	Mexico	Panama	USA	Corporate	Total
Year ended December 31, 2022
Revenue (note 3)	$193,109	$—	$—	$121	$193,230
Cost of sales	(65,320)	—	—	(49)	(65,369)
Earnings from mining operations	127,789	—	—	72	127,861
Exploration and evaluation expenses (note 5)	(3,765)	(7,176)	(7,616)	(382)	(18,939)
General and administrative expenses (note 6)	—	—	—	(10,913)	(10,913)
Interest income	1,844	—	—	323	2,167
Depreciation	(23)	(15)	(45)	(194)	(277)
Share based payments (note 18)	(37)	(70)	—	(2,340)	(2,447)
Interest and accretion expense	(2,315)	—	(35)	(6,540)	(8,890)
Loss on extinguishment of Project Loan	—	—	—	(13,219)	(13,219)
Foreign exchange and other gain (loss)	(778)	—	76	3,757	3,055
Income taxes	(29,478)	—	—	(3,150)	(32,628)
Income (loss) for the year	$93,237	$(7,261)	$(7,620)	$(32,586)	$45,770

(ii)Assets by segment

At December 31, 2023	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$210,339	$—	$525	$855	$211,719
Exploration and evaluation properties	—	10,000	160,000	—	170,000
Total assets	336,374	10,673	161,137	27,594	535,778

At December 31, 2022	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$222,767	$39	$577	$1,033	$224,416
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	348,390	83,291	163,857	18,278	613,816

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.CAPITAL MANAGEMENT

(a)	OBJECTIVES

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	INVESTMENT POLICY

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

23.FINANCIAL INSTRUMENTS

(a)	FAIR VALUE HIERARCHY

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1

The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, trade and other receivables, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair values of the Credit Facility, the Revolving Facility, and the Fresnillo obligation are determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Revolving Facility at December 31, 2023 was estimated at $88.4 million using a discount rate of 7.9%.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2023, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
		Carrying				Short term	Total
	Classification	value	Level 1	Level 2	Level 3	nature	fair value
Financial assets
Cash and cash equivalents	FVTPL	$96,632	$96,632	$—	$—	$—	$96,632
Accounts receivable	Amortized cost	316	18	—	—	298	316
Restricted cash	Amortized cost	1,011	1,011	—	—	—	1,011
		$97,959	$97,661	$—	$—	$298	$97,959

Financial liabilities
Trade and other payables	Amortized cost	$8,219	$—	$—	$—	$8,219	$8,219
Accrued liabilities	Amortized cost	9,541	122	—	—	9,419	9,541
Lease obligation	Amortized cost	2,908	—	2,908	—	—	2,908
Revolving Facility	Amortized cost	88,350	—	—	88,350	—	88,350
		$109,018	$122	$2,908	$88,350	$17,638	$109,018

At December 31, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
		Carrying				Short term	Total
	Classification	value	Level 1	Level 2	Level 3	nature	fair value
Financial assets
Cash and cash equivalents	FVTPL	$96,278	$96,278	$—	$—	$—	$96,278
Accounts receivable	Amortized cost	317	21	—	—	296	317
Restricted cash	Amortized cost	3,432	3,432	—	—	—	3,432
		$100,027	$99,731	$—	$—	$296	$100,027

Financial liabilities
Trade and other payables	Amortized cost	$8,851	$—	$—	$—	$8,851	$8,851
Accrued liabilities	Amortized cost	7,967	352	—	—	7,615	7,967
Lease obligation	Amortized cost	3,173	—	3,173	—	—	3,173
Credit Facility	Amortized cost	122,995	—	—	124,450	—	124,450
Fresnillo obligation	Amortized cost	22,800	—	—	22,296	—	22,296
		$165,786	$352	$3,173	$146,746	$16,466	$166,737

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

(b)	FINANCIAL RISK MANAGEMENT
(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s material exposure to credit risk is limited to its cash.

Our cash is held at large financial institutions in interest bearing accounts. We believe that the credit risk related to our cash is low. The Company’s maximum exposure to credit risk is the carrying value of cash.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2023, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade and other payables	$8,219	$—	$—	$—	$8,219
Accrued liabilities	9,541	—	—	—	9,541
Lease obligations	276	736	1,210	921	3,143
Revolving Facility	1,211	5,974	14,253	93,017	114,455
	$19,247	$6,710	$15,463	$93,938	$135,358

At December 31, 2022, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade and other payables	$8,851	$—	$—	$—	$8,851
Accrued liabilities	7,967	—	—	—	7,967
Lease obligations	248	743	1,310	1,226	3,527
Credit Facility	7,810	22,868	85,566	29,762	146,006
Fresnillo obligation	285	23,563	—	—	23,848
	$25,161	$47,174	$86,876	$30,988	$190,199

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The market risks to which the Company’s financial instruments are exposed are commodity price risk, currency risk and interest rate risk.

Commodity price risk

Commodity price risk is the risk of fluctuations in prevailing market commodity prices. Revenues from mining operation, net income, and trade receivables may be affected by changes in commodity prices.

As at December 31, 2023, there were no derivative financial instruments or trade receivables subject to provisional pricing and consequently no exposure to changes resulting from fluctuations in commodity prices.

Had gold prices been 10% greater than actual, our revenues would have increased by $23.4 million (2022— $19.3 million).

Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in United States dollars.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our financial instruments are held in Canadian dollars, US dollars, and Mexican pesos. As such, our Canadian- and Mexican-currency denominated accounts and balances are subject to fluctuations against the US dollar. Our financial instruments were denominated in the following currencies as at December 31, 2023:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$27,168	$75,645	$7,523
Accounts receivable	68	25	4,993
Restricted funds	70	958	-
Trade payables	(487)	(5,632)	(55,827)
Accrued liabilities	(3,431)	(2,636)	(70,764)
Lease obligations	(1,041)	(486)	(27,607)
Revolving Facility	—	(88,350)	—
Total foreign currency	22,347	(20,476)	(141,682)
Exchange rate	1.3226	1.0000	16.8935
Equivalent US dollars	$16,896	$(20,476)	$(8,387)

Our financial instruments were denominated in the following currencies as at December 31, 2022:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$15,498	$84,771	$1,250
Accounts receivable	28	29	5,475
Restricted funds	70	3,380	—
Trade payables	(337)	(6,104)	(87,298)
Accrued liabilities	(2,972)	(4,447)	(25,679)
Lease obligations	(1,323)	(1,103)	(21,158)
Credit Facility	—	(122,995)	—
Fresnillo obligation	—	(22,800)	—
Total foreign currency	10,964	(69,269)	(127,410)
Exchange rate	1.3544	1.0000	19.3615
Equivalent US dollars	$8,095	$(69,269)	$(6,581)

Based on the above net exposures as at December 31, 2023, and assuming that all other variables remain constant:

●	a 10% appreciation of the US dollar against the Canadian dollar would increase profit by $3.8 million (2022 – increase profit by $4.5 million) and
●	a 10% appreciation of the US dollar against the Mexican peso would increase profit by $0.8 million (2022 – increase profit by $0.6 million)

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate exposure mainly relates to interest paid on the SOFR-based debt and interest earned on cash and term deposits. The Fresnillo obligation did not fluctuate as it had a fixed interest rate of 5.00%.

A 100 basis points increase in interest rates would result in a decrease of approximately $0.1 million (2022 - decrease income by $0.4 million) to the Company’s income for the year ended December 31, 2023.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.COMMITMENTS AND CONTINGENCIES

(a)	COMMITMENTS

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At December 31, 2023, these outstanding purchase orders and contracts totaled approximately $3.7 million (December 31, 2022 – $2.0 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $7.4 million (December 31, 2022 – $3.7 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	DISCRETIONARY MINERAL PROPERTY-RELATED COMMITMENTS

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)CONTINGENCIES

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

25.INCOME TAXES

(a)	TAX AMOUNTS RECOGNIZED IN PROFIT OR LOSS

Tax expense consists of (i) current income tax on taxable income, (ii) 7.5% special mining duty (“SMD”) on income subject to SMD, and (iii) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (iv) deferred income tax, and (v) deferred special mining duty.

	Year ended December 31
	2023	2022
Current income tax expense	$22,354	$22,512
Mexican 7.5% Special Mining Duty expense	8,068	9,371
Withholding tax expense	1,601	3,150
Deferred income tax expense (recovery)	2,517	(2,698)
Deferred Mexican 7.5% Special Mining Duty expense	64	293
Tax expense	$34,604	$32,628

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	RECONCILIATION OF EFFECTIVE TAX RATE

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Year ended December 31
	2023	2022
Income (loss) before tax	$7,594	$78,398
Statutory income tax rate	26.8%	26.8%

Expected income tax	$2,036	$21,036
Differences between Canadian and foreign tax rates	6,442	4,117
Items not deductible for tax purposes	76	4,508
Share based compensation	674	107
Change in unrecognized deductible temporary differences	3,964	(10,928)
True ups	4,263	1,901
Effect of changes in foreign exchange rates	(7,806)	(2,371)
Inflationary adjustment and other	(1,175)	1,532
Mexican Special Mining Duty	6,422	9,576
Withholding tax expense	1,601	3,150
Tax impact of impairment of exploration property	18,107	—
Total income taxes	34,604	32,628
Effective tax rate	456%	42%

The effective tax rate for the current year is unusually high as a result of the accounting impairment of the Cerro Quema Project (note 11(a)).

In 2023, the statutory income tax rate applicable to the Canadian parent entity was 26.8% (2022 – 26.8%).

(c)	UNRECOGNIZED DEDUCTIBLE TEMPORARY DIFFERENCES

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31,	December 31,
	2023	2022
Mineral properties and exploration expenditures	$95,616	$30,467
Equipment	1,338	1,251
Site closure provisions	995	356
Long term debt	—	6,570
Financing cost	2,861	3,452
Non-capital losses	64,700	53,436
Other	717	154
Unrecognized deductible temporary differences	$166,227	$95,686

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

Recognized deferred tax assets and liabilities are comprised of the following:

	December 31,	December 31,
	2023	2022
Property, plant and equipment	$(3,722)	$(216)
Inventory	(3,393)	—
Accrued liabilities	1,975	—
Site closure provisions	1,810	2,363
Long term debt	(317)	—
Non-capital losses	504	1,397
Intercompany debt	(442)	(1,619)
Special Mining Duty	2,972	—
Other	420	480
Recognized deferred tax assets (liabilities)	$(193)	$2,405

Significant judgment is required in determining the deferred tax assets related to the Camino Rojo Oxide Mine. This includes the probability that there will be sufficient taxable income in the future against which the deferred tax asset can be utilized. Due to the successful performance of the Camino Rojo Oxide Mine, the Company considers it highly probable that its Mexican operating subsidiary will have future taxable profits which will be available against which the deductible temporary differences can be used.

(e)	TEMPORARY DIFFERENCE ON INVESTMENT IN SUBSIDIARIES

The temporary differences associated with investments in subsidiaries for which a deferred income tax liability has not been recognized, aggregate to $109 million(December 31, 2022 - $32 million). The Company has determined that the taxable temporary difference will not reverse in the foreseeable future.

(f)	TAX LOSS CARRYFORWARDS

Our tax losses have the following expiry dates.

	Tax losses	December 31
	expire in years	2023	2022
Canada	2027 to 2043	$62,776	$61,214
Panama	2024 to 2028	866	736
United States	indefinite	2,794	27,086

26.EVENTS AFTER THE REPORTING PERIOD

(a)POTENTIAL ACQUISITION OF CONTACT GOLD

On February 25, 2024, the Company and Contact Gold Corp. (“Contact”) (a public company listed on the TSX Venture Exchange) entered into an arrangement agreement (the “Arrangement Agreement”) whereby the Company will acquire all of the issued and outstanding common shares of Contact (the “Contact Shares”) pursuant to a court-approved plan of arrangement (the “Transaction”).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Under the terms of the Arrangement Agreement, each holder of Contact Shares will receive, for each Contact Share held, 0.0063 of an Orla common share. The Arrangement Agreement includes certain customary provisions, including non-solicitation provisions and the payment of a break fee payable in certain circumstances, as well as certain representations, covenants and conditions which are customary for a transaction of this nature. The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring Contact securityholder approval. In addition to court and securityholder approvals, the Transaction is subject to stock exchange approval and the satisfaction of certain other closing conditions customary in transactions of this nature. The Transaction is expected to close on or about April 29, 2024.

Consequently, we expect to issue approximately 2.2 million common shares of the Company in respect of Contact Shares under the Transaction.

As a result of this transaction, we expect that our total assets and total equity will increase by approximately $8 million and will not have a material effect on the earnings or cashflows of the Company during 2024.

27.MATERIAL ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 28.

(a)Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each entity at the exchange rates in effect on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(ii)	Translation to presentation currency

These consolidated financial statements are presented in United States dollars (“US dollar”, or “USD”).

The presentation currency differs from the functional currency of the parent company and some of its subsidiaries (note 27(a)). We translate the assets and liabilities of entities with functional currencies other than the US dollar into US dollars at the official central bank exchange rates in effect on the reporting date. The results of operations of those entities are translated into US dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences which arise from translation in other comprehensive (loss) income.

When we dispose of an entity in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that operation to profit or loss as part of the gain or loss on disposal.

(iii) Functional currency

The functional currency of each of the Company’s principal operating subsidiaries, all of which are wholly owned, is the United States dollar. The functional currency of the parent company, Orla Mining Ltd., is the Canadian dollar.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Company’s principal operating subsidiaries are Minera Camino Rojo SA de CV, Minera Cerro Quema SA, Gold Standard Ventures (US) Inc., and Madison Enterprises (Nevada) Inc.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)Inventories

Inventories include production inventory, and materials and supplies inventory.

All inventories are valued at the lower of average cost or net realizable market value (“NRV”). NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. Any write-downs of inventory to its NRV are included in cost of sales in the period. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed to the extent that the related inventory has not yet been sold.

We classify inventory we do not expect to use within one year as non-current.

(i)Production inventory

Production inventory consists of stockpiled ore, in-process inventory, and finished goods. These are valued at the lower of weighted average cost and estimated NRV.

The value of all production inventories includes direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle.

Stockpiled ore represents unprocessed ore that has been extracted from the mine but not yet processed. The value of stockpiled ore is based on the costs incurred, including depreciation, in bringing the ore to the stockpiles. Costs are added to the stockpiled ore based on current mining costs per recoverable ounce and are removed at the average cost per recoverable ounce in the stockpile. We classify stockpiled ore that we do not expect to process within the next twelve months as non-current.

In-process inventory represents ore that is being treated on the leach pads and in the processing plant to extract the contained metals and to convert them to a saleable form. Estimates of recoverable metal in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grades of ore placed on the leach pads (based on assays), and estimated recovery percentages (based on estimated recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor leach pad inventory levels. Accordingly, we refine estimates based on engineering studies or actual results achieved over time. The ultimate recovery of metals from the leach pads will not be known until the leaching process is concluded at the end of the mine life.

The cost of in-process inventory is derived from current mining, crushing, stacking, leaching and plant costs, less the cost of metals transferred to finished goods inventory during the period at the weighted average cost per recoverable ounce.

Finished goods inventory is metal in the form of doré bars that have been poured and are ready to be shipped to a refiner.

Costs are transferred from finished goods inventory and recorded as cost of sales when the refined metal is sold.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii) Materials and supplies inventory

Materials and supplies inventories consist primarily of parts and consumables required in the mining and ore processing activities. Materials and supplies inventories are measured at the lower of weighted average cost and NRV. Cost includes purchase price, freight, and other directly attributable costs. We record provisions to reduce the carrying value of materials and supplies inventories when we determine such materials and supplies are obsolete or unusable.

(d)Mineral properties and related construction

We capitalize costs directly related to development or construction projects until the asset is available for use in the manner intended by us (“commercial production”), after which we move these costs to “producing mineral properties”.

We assess the stage of a mine under development and construction to determine when the mine is substantially complete and ready for its intended use. The criteria we use to assess when the mine is ready for its intended use are determined based on the unique nature of each mine construction project, such as the complexity of the project and its location. We consider various technical and physical performance criteria to assess when the production phase is considered to have commenced.

When we conclude that a mine under development and construction has commenced commercial production, we reclassify all balance sheet amounts from “Mineral properties and related construction” to balance sheet captions “Producing mineral properties” and “Plant and equipment”.

We do not record depreciation until the mine is substantially complete and available for its intended use.

When a mine development project moves into the production phase, we:

●	stop capitalizing certain mine development costs, and we treat such costs as either (i) part of the cost of inventory or (ii) we expense them,
●	stop capitalizing borrowing costs,
●	commence depreciation of the producing mineral property,
●	continue to capitalize costs relating to mining asset additions or improvements, and costs related to the development of mineable reserves.

(e)Producing mineral properties

Producing mineral properties consist of costs transferred from “Mineral properties under construction” when a mining property reaches commercial production, and acquired mining properties in the production stage.

When a mine construction project moves into the production stage, we cease capitalizing mine construction costs. Upon commencement of commercial production, we charge production costs to metal-in-process inventory, although we capitalize costs related to (1) property, plant and equipment additions or improvements, (2) open pit stripping activities that provide a future benefit, or (3) expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Drilling and related costs for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves are capitalized. All other drilling and related costs are expensed as incurred.

(i)Stripping costs

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized to deferred stripping asset. The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that provides or improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the mineral reserves for which access has been provided or improved. The deferred stripping asset is capitalized as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in mineral reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in cost of sales.

(ii)Depletion and depreciation

Depletion commences once the mineral property is capable of operating in the manner intended by management. Producing mineral properties are depleted on a units-of-production basis over the estimated useful life of the mine. This depletion is calculated using the ratio of (i) gold ounces produced from the mine in the period, over (ii) the total gold ounces expected to be produced in current and future periods.

Major capital works projects conducted after the mine commences commercial production are not depreciated until such works are completed and put into use in a manner intended by management.

We review depreciation methods, remaining useful lives and residual values at least annually and we account for changes in estimates prospectively.

(iii)Impairment

At the end of each reporting period, we review our mineral properties, and related plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, we estimate the recoverable amount. If the asset’s carrying amount exceeds its recoverable amount, we recognize an impairment loss in profit or loss.

We assess impairment at the cash-generating unit (“CGU”) level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine is the greater of an asset’s fair value less costs to dispose (“FVLCD”) and value in use (“VIU”). FVLCD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Mineral properties, and plant and equipment that have been impaired are tested for possible reversal of the impairment when events or changes in circumstances indicate that the recoverable amount of the associated CGU has increased. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in profit or loss in the period in which the reversal occurs.

(f)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, and the determination of technical feasibility, and assessment of the commercial viability of, an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize as exploration and evaluation assets the acquisition costs of exploration properties (whether acquired in a business combination or through an acquisition of assets).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We expense all other E&E expenditures, including non-refundable advance royalty payments.

Exploration and evaluation properties are subsequently measured at cost less accumulated impairment.

When the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test the mineral property for impairment and transfer the costs to “Mineral properties and related construction”. We capitalize subsequent expenditures on the project.

We assess exploration and evaluation properties for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

●	the period for which we have the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and we have decided to discontinue such activities in the specific area;
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full via successful development or by sale.

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(g)	Property, plant and equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values over their estimated useful lives, as follows:

Mine equipment	Units-of-production over mineral reserves
Plant equipment and related buildings	Units-of-production over mineral reserves
Other equipment	Straight line over useful life
Office equipment	Straight line over useful life
Vehicles	Straight line over useful life, typically 4 years
Hardware and software	Straight line over useful life, typically 3 years

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(h)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

●	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;
●	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
●	we have the right to direct the use of the asset.

We recognize a right-of-use (“ROU”) asset, which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

We apply the short-term lease (defined as leases with an initial lease term of 12 months or less) and low-value asset recognition exemptions. For these leases, we recognize the lease payments an expense over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(i)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to exploration and evaluation activities are expensed. Asset retirement and site closure obligations relating to “mineral properties and related construction”, and to exploration and evaluation properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

(j)Revenue

The Company’s primary source of revenue is the sale of refined gold and silver. The Company’s performance obligations relate primarily to the delivery of refined gold and silver to its customers.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Revenue related to the sale of metal is recognized when the customer obtains control of the metal. In determining whether the Company has satisfied a performance obligation, we consider whether (i) the Company has a present right to payment, (ii) the Company has transferred physical possession of the metal to the customer; (iii) the customer has the significant risks and rewards of ownership of the metal; and (iv) the customer has legal title to the metal.

We sell refined gold and silver primarily to refiners, bullion banks or members of the London Bullion Market Association (“LBMA”). The sales price is fixed on the date of sale based on spot price or by mutual agreement. We recognize revenue from sales of gold and silver at the time when risk and rewards of ownership and title transfers to the customer, which typically coincides with the date that the customer remits payment. Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue from refined sales is recognized net of treatment and refining charges.

(k)Deferred revenue

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company will recognize amounts in revenue as the metals are delivered to the customer. Specifically, for the silver stream agreement arising from the acquisition of Gold Standard Ventures Corp., we will amortize deferred revenue to revenue using ounces of silver sold over the estimated total ounces of silver expected to be delivered over the life of mine.

(l)	Share based payments
(i)	Stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs, PSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs, PSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. The fair value of PSUs is determined using a Monte Carlo valuation model at the date of grant. Cash-settled RSUs are remeasured using the market value of the underlying shares at the end of each reporting period. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for changes to the estimated number of awards that will eventually vest prospectively.

(ii)	Bonus shares

The Company has issued bonus shares, which have vested upon the completion of a specified period of service. The fair value of the bonus shares is determined on the date of award; this fair value has been recognized in share-based compensation expense over the service period.

(m)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or OCI.

(i)	Current tax

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);
●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

Amendment to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.

We applied this amendment for the first time in 2023. This amendment narrows the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences, such as leases and decommissioning liabilities.  There was no impact on the Company’s consolidated financial statements.

(n)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(o)Business combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and when control is transferred to the Company. In determining whether a particular set of activities

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. We expense transaction costs as incurred, except if they are related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at estimated fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the portion to which the replacement awards relate to pre-combination service.

The results of businesses acquired during a reporting period are included in the consolidated financial statements starting from the date of acquisition.

(p)Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

(ii)Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

(iii)Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on lifetime expected credit losses.

For the Company’s trade receivables, we determine the lifetime expected losses for all of our trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and we adjust for relevant forward-looking information if necessary.

(q)FORTHCOMING REQUIREMENTS

Non-current Liabilities with Covenants – Amendments to IAS 1, and

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

Under these amendments to IAS 1 «Presentation of Financial Statements» the classification of certain liabilities as current or non-current may change. Reporting entities may need to provide new disclosures for liabilities subject to covenants.

The amendments will apply from January 1, 2024.

We are currently assessing the impact of these amendments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Lease Liability in a Sale and Leaseback

Amendments to IFRS 16

These amendments to IFRS 16 «Leases» impact how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments introduce a new accounting model for variable payments and will require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since 2019.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

We do not expect these amendments to have any material impact on our current or previously reported financial statements because we have not had transactions to which these amendments apply.

Supplier Finance Arrangements

Amendments to IAS 7 and IFRS 7

These amendments introduce additional disclosure requirements for reporting entities that enter into supplier finance arrangements.

The amendments are effective for periods beginning on or after January 1, 2024, with early application permitted. We do not expect these amendments to have any material impact on our current or previously reported financial statements because we have not had transactions to which these amendments apply.

Lack of Exchangeability

Amendments to IAS 21

These amendments clarify (a) when a currency is exchangeable into another currency; and (b) how a company estimates a spot rate when a currency lacks exchangeability.

The amendments are applicable for annual reporting periods beginning on or after January 1, 2025. We do not expect these amendments to have any material impact on our current or previously reported financial statements because we do not have and do not expect to have any currency transactions to which these amendments apply.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
(a)	SIGNIFICANT JUDGEMENTS

In preparing the consolidated financial statements, we make judgments when applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concessions.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

(ii)	Recovery of deferred tax assets

At each reporting period, we assess whether it is probable that the Company is able to benefit from tax loss carryforwards and other temporary differences.

We consider the recoverability of deferred tax assets based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	SIGNIFICANT ESTIMATES

The preparation of financial statements in conformity with IFRS requires the use of estimates that affect the amounts reported and disclosed. These estimates are based on our knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimation uncertainty as at December 31, 2023 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Mineral resource and mineral reserve estimates

Mineral resource and mineral resource estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

Depreciation of producing mineral properties is affected by changes in reserve estimates,

Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

(ii)	Valuation of production inventory

The measurement of inventory, including the determination of its NRV, especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of rock densities, tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(iii)	Recoverable amount of exploration and evaluation assets

Determining whether the recoverable amount of an exploration and evaluation asset is based on its fair value less costs of disposal or its value in use involves judgment. This includes assessing whether market transactions for similar assets are available and whether these transactions can be considered as basis for fair value, or whether the value in use calculation, which involves estimating future cash flows, is more appropriate.  Included with this are judgements about external factors, including changes in the legal, environmental, and political context in which the mine or potential mine operates.

In valuing land, estimates include per-hectare valuation rates based on permitted use, market conditions, topography, and other factors.

(iv)	Asset retirement and site closure obligations

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

(v)	Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value upon initial recognition of the purchase price allocated to the assets and liabilities of South Railroad and Lewis.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk‐free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Company’s financial statements.